Exhibit 5.2

Sonoco Products Company 1 N. Second St. Hartsville, South Carolina 29550	New York 3 World Trade Center 175 Greenwich Street New York, NY 10007 T +1 (212) 277-4000 freshfields.us

September 19, 2024	Doc ID - US-LEGAL-12729736/9 Our Ref - 174909-0037 PLM/CJD

Ladies and Gentlemen:

We have acted as counsel to Sonoco Products Company, a South Carolina corporation (the “Company”), in connection with the Company’s offering of $500,000,000 aggregate principal amount of its 4.450% Notes due 2026, $600,000,000 aggregate principal amount of its 4.600% Notes due 2029 and $700,000,000 aggregate principal amount of its 5.000% Notes due 2034 (collectively, the “Notes”) in an underwritten public offering pursuant to an underwriting agreement dated September 17, 2024 (the “Underwriting Agreement”) among the Company and J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Wells Fargo Securities, LLC as representatives of the several underwriters listed in Schedule A thereto (the “Underwriters”). The Notes are to be issued pursuant to an Indenture dated as of June 15, 1991 (the “Base Indenture”) between the Company and Regions Bank, as successor to The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. and as successor to The Bank of New York), which was successor in interest to Wachovia Bank of North Carolina, National Association, as trustee (the “Trustee”), as supplemented by the Seventh Supplemental Indenture dated as of the date hereof (together with the Base Indenture, the “Indenture”) between the Company and the Trustee. The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (File No. 333-266837, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering the offer and initial resale of certain securities, including the Notes.

We, as your counsel, have examined and have relied as to matters of fact upon originals or copies of such corporate and other records, agreements, documents and other instruments and certificates or comparable documents of public officials and of officers and representatives of the Company and such other persons, and we have made such other investigations, as we have deemed necessary or advisable as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed, without independent inquiry or investigation, that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all documents filed with or submitted to the Commission via the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), except for required EDGAR formatting changes, conform to the versions of such documents reviewed by us prior to such formatting, (iv) all signatures on all documents that we reviewed are genuine, (v) all natural persons executing documents had and have the legal capacity to do so, (vi) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate, (vii) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate and (viii) each party to the global notes representing the Notes (the “Global Notes”) and the Indenture (collectively, the “Documents”) has satisfied those requirements that are applicable to it to the extent necessary to make such document a valid and binding obligation of such party, enforceable against such party in accordance with its terms, except that we make no such assumption to the extent we have specifically opined as to such matters with respect to the Company. In addition, we have assumed that the Company is validly existing as a corporation in good standing under the laws of South Carolina and has corporate power and authority to issue the Notes, to enter into the Indenture, the Underwriting Agreement and the Global Notes and to perform its obligations thereunder.

Freshfields Bruckhaus Deringer is an international legal practice operating through Freshfields Bruckhaus Deringer US LLP, Freshfields Bruckhaus Deringer LLP, Freshfields Bruckhaus Deringer (a partnership registered in Hong Kong), Freshfields Bruckhaus Deringer Law office, Freshfields Bruckhaus Deringer Foreign Law Office, Studio Legale associato a Freshfields Bruckhaus Deringer, Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB, Freshfields Bruckhaus Deringer Rechtsanwälte PartG mbB and other associated entities and undertakings. For further regulatory information please refer to www.freshfields.com/support/legal-notice.

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Based upon and subject to the foregoing, and subject also to the assumptions and qualifications set forth below, and having considered such questions of law as we have deemed relevant and necessary as a basis for our opinion, we are of the opinion that, assuming due authorization of the Notes by the Company, when executed and authenticated in accordance with the provisions of the Indenture and delivered to, and paid for by, the Underwriters pursuant to the Underwriting Agreement, the Notes will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.

Our opinion expressed above is subject to (1) bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors generally and (2) the application of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including without limitation concepts of materiality, reasonableness, good faith and fair dealing. We express no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law, (ii) the effect of fraudulent conveyance, transfer or similar provision of applicable law or (iii) the validity, legally binding effect or enforceability of any provision providing for liquidated damages, default interest or permitting holders to collect any portion of stated principal amount upon acceleration to the extent determined to constitute unearned interest.

We have also assumed that the execution, delivery and performance by each party to each Document to which it is a party (a) are within its corporate powers, (b) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (c) require no action by or in respect of, or filing with, any governmental body, agency or official and (d) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party, provided that we make no such assumption to the extent that we have specifically opined as to such matters with respect to the Company.

We are members of the Bar of the State of New York, and the opinion expressed herein is limited to the laws of the State of New York, except that we express no opinion as to any law, rule or regulation that is applicable to the Company, the Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be filed by the Company on the date hereof and further consent to the reference to our name under the caption “Legal Matters” in the related prospectus supplement, which is part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Freshfields Bruckhaus Deringer US LLP